Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2021 (“EGM”) of China Southern Airlines Company Limited (the “Company”) or any adjournment thereof will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, the PRC at 9 a.m. on Tuesday, 28 December 2021 for the following purposes.

Unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 11 November 2021 (the “Circular”).

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

2.	The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company.

3.	The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

4.

The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures.

5.	The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2022-2024).

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

6.00 The resolution regarding the proposal of the non-public issue of A Shares of the Company:

6.01	Types of Shares to be issued and the par value

The Shares to be issued under this non-public issue are domestic-listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

6.02	Issue method and period

The A Shares will be issued by way of non-public issue to specific entity. The Company will choose the appropriate time to issue within the valid period as approved by CSRC.

6.03	Subscriber and subscription method

The subscriber of this non-public issue of A Shares is China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. CSAH will make a one-time full subscription with cash payment.

6.04	Price determination date, issue price and pricing method

The price benchmark date of this non-public issue of A Shares shall be the date of the announcement regarding the resolutions of the third meeting of the ninth Board. The issue price of this non-public issue of A Shares represents the higher of the 90% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares equals the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the price benchmark date to the date of issuance of the new A Shares, the issue price of the Shares to be issued under this non- public issue of A Shares shall be adjusted in view of the ex-right or ex-dividend events. Based on the abovementioned pricing principles, the price of the Shares to be issued under this non-public issue of A Shares is RMB5.60 per share.

6.05	Number of shares to be issued

The number of A Shares to be issued to the specific entity under this non-public issue is 803,571,428 new A Shares, which will not exceed 20% of the share capital of A Shares then in issue of the Company on the date of the 2020 annual general meeting. If the price of the A Shares to be issued is adjusted due to ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors regarding the non- public issue of A Shares to the date of issuance, the number of A Shares to be issued will be adjusted accordingly. The final number of A Shares to be issued under this non-public issue is subject to the approval of CSRC.

6.06	Lock-up period

The A Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares. The same lock-up requirement is applicable for the A Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period.

6.07	Proceeds raised and the use of proceeds

The proceeds raised from this non-public issue of A Shares will be not more than RMB4,500 million (including RMB4,500 million). The proceeds raised from this non- public issue of A Shares (after deduction of expenses for the issuance) will be utilised to supplement the general working capital.

6.08	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

6.09	The arrangement for the distribution of undistributed profits accumulated before the non- public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the Shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the non-public issue of A Shares.

6.10	Validity period of this resolution regarding this non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM.

7.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

8.	The resolution regarding the connected transactions involved in the non-public issue of A Shares by the Company.

9.	The resolution regarding the connected transactions involved in the non-public issue of H Shares by the Company.

10.

The resolution regarding the conditional subscription agreement in relation to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

11.

The resolution regarding the conditional subscription agreement in relation to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

12.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised to amend the relevant articles of the Articles of Association of China Southern Airlines Company Limited upon completion of the non-public issue of Shares.

13.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

14.	The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

15.	The resolution regarding the amendments to the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution ordinary resolution:

16.00	The resolution regarding the election of shareholder representative supervisor of the 9th session of the supervisory committee of the Company.

16.01	The resolution regarding the election of Mr. Ren Ji Dong as a shareholder representative supervisor of the 9th session of the supervisory committee of the Company.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 November 2021

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non- executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Friday, 26 November 2021 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Tuesday, 7 December 2021, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/ her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Thursday, 25 November 2021.

d.	The register of holders of H Shares will be closed from 26 November 2021 to 28 December 2021 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the COVID-19 pandemic is still ongoing at the time of the EGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting(s), at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of H Shares and their proxies intending to attend the relevant meeting(s) to vote by completing and submitting the proxy form, i.e., to indicate how you wish your votes to be casted in the proxy form, and appoint the Chairman of the relevant meeting(s) as your proxy to vote on your behalf on site.

In the case that the holders of H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of COVID-19 pandemic. On the way to, from and at the venue of the relevant meeting(s), please adopt proper personal preventive measures. Upon arrival at the venue of the relevant meeting(s), please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040 Website: www.csair.com

Contact person: Mr. Xiao and Mr. Wu

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

d.

China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned special resolutions No. 6 to 11 and No. 13 at the EGM.